CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, $0.0001 par value per share (2)	$10,000,000	$350.22
Common Stock, $0.0001 par value per share (3)	$9,600,000	$336.21
Total	$19,600,000	$686.43

(1)	Pursuant to Rule 457(c) of the Securities Act of 1933, as amended, represents the average of the high and low prices of our Common Stock at $.3778 per share, as reported on the OTCQX on August 30, 2022.

(2)	Offered pursuant to the Registrant’s public offering. Pursuant to Rule 416 under the Securities Act, the shares of common stock offered hereby also include an indeterminate number of additional shares of common stock as may from time to time become issuable by reason of stock splits, stock dividends, recapitalizations or other similar transactions.

(3)	Represents shares of the Registrant’s common stock issuable upon the conversion of an option.